INSIDER TRADING POLICY
INTRODUCTION
Federal and state securities laws make it illegal for any person to purchase or sell a company’s security while in possession of material nonpublic information relating to that company. These laws also prohibit persons who are aware of such information from disclosing it to others who may trade in the company’s securities. This unlawful conduct is referred to as “insider trading” and may result in civil or criminal penalties. A company and its officers, directors and other supervisory personnel are also subject to liability if they do not take reasonable steps to prevent illegal insider trading.
Terex Corporation (together with its subsidiaries, collectively “Terex” or the “Company”) has adopted this Insider Trading Policy (“Policy”) to assist its directors, officers, employees, contractors, consultants, agents and advisors in complying with all applicable insider trading laws, to help prevent even the appearance of improper insider trading on the part of anyone employed by or associated with the Company, so as to not damage the Company’s reputation for integrity and ethical conduct, and to promote compliance with all applicable securities laws.

APPLICABILITY
This Policy applies to all directors, officers, and employees of Terex, and any contractors, consultants, agents or advisors of Terex who may have access to Company material nonpublic information (each individually an “Insider” and together, collectively, “Insiders”). This Policy also applies to: (i) any person who lives in the same household as an Insider; (ii) any family members of an Insider who do not live in the Insider’s household but whose transactions in securities are directed by the Insider or are subject to the Insider’s influence or control (such as parents or children who consult with the Insider before they trade); and (iii) any entities that an Insider controls, including any corporations, partnerships, limited liability companies, trusts and other entities (other than the Company). Any reference to an Insider in this Policy shall be interpreted to incorporate such persons. Insiders are responsible for the transactions of these other persons and, therefore, each Insider should make them aware of the need to confer with the Insider before they trade any security covered by this Policy.
Definition of Material Nonpublic Information
The restrictions in this Policy apply to information that is both “material” and “nonpublic.”
Material Information. Information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. What is considered to be material will depend upon the particular circumstances of each situation, but any information that could reasonably be expected to affect the price of the securities, whether positive or negative, is likely to be considered material. The following are common examples of material information:
•Unpublished financial results, projections or guidance;
•Pending or proposed transactions, such as mergers, acquisitions or sales of businesses or significant assets;
•Significant expansion or curtailment of operations of business;
•Significant changes in corporate objectives or senior management;
•Important business developments, such as the gain or loss of a significant contract, order, customer, or supplier;
•Major discoveries or significant changes in products, product lines, research, or technologies;

•The existence of a severe liquidity or financial problem, a default on outstanding debt of the Company or a bankruptcy filing;
•Any imminent changes to the Company’s credit rating by a rating agency;
•Actual or threatened significant legal or regulatory proceedings, or the settlement of or a major development in such an action;
•Change in auditors;
•A conclusion by the Company or a notification from its auditors that any of the Company’s previously issued financial statements should no longer be relied upon;
•Changes in previously released earnings estimates or guidance;
•Significant cybersecurity incidents; and
•Major events in Terex securities, including change in dividend policy, declaration of a stock split or an offering of additional Terex securities.
This list is intended as an illustration only, and there are many other types of information that might be considered material, depending upon the circumstances. Both positive and negative information can be material.
Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only after (1) it has been released broadly to the marketplace (such as by a press release, webcast conference, on the Company’s Investor Relations website, through a news wire service or an SEC filing) and (2) the investing public has had sufficient time to absorb the information fully. To avoid the appearance of impropriety, information should not be considered fully disseminated and absorbed by the marketplace until 24 hours have elapsed since the information was released. For example, if information is disclosed after-market on a Wednesday, it would not be considered broadly disseminated and absorbed until after-market on Thursday.
Securities Subject to the Policy
Securities subject to this Policy include common stock, derivative securities, and debt securities such as bonds and notes. Transactions in mutual funds, index funds and exchange-traded funds that, in each case, are invested in a broad portfolio of companies, including Company securities, are not transactions subject to the Policy.
Definition of Trading
Trading includes the purchase, sale, gift, donation, recommendation or other transaction of securities. Trading specifically includes, but is not limited to, buying or selling securities in private transactions or in the open market, the sale of stock as part of a cashless option exercise, writing publicly traded options for securities, transferring to or from the Terex stock fund under any of the Company’s benefit plans outside of regular ongoing purchases under such plans, and changing elections or altering allocation amounts with respect to Terex stock in the Company’s benefit plans including, but not limited to, its 401(k) plan, employee stock purchase plan and deferred compensation plan. Trading does not include ongoing purchases of Terex stock pursuant to an existing deduction election under a payroll deduction program (such as the 401(k) plan, employee stock purchase plan or deferred compensation plan), purchasing and holding Terex stock pursuant to a previously granted stock option, or withholding shares of Terex stock to satisfy tax withholding requirements.

GENERAL POLICY AND PROHIBITIONS
The following prohibitions and guidelines on trading or causing trading should be followed to ensure compliance with applicable federal and state securities laws:
1.Trading in Company Securities.
a.No Insider may trade (buy, sell, gift, donate, recommend, or otherwise transact) in Terex securities while aware of material nonpublic information concerning the Company.
b.No Insider may trade (buy, sell, gift, donate, recommend, or otherwise transact) Company securities during any trading blackout period applicable to such Insider. See below for more specific information on “blackout periods” in effect.
1.Tipping. Providing material nonpublic information, either directly or indirectly, to another person who may trade or advise others to trade on the basis of that information is known as “tipping” and is illegal. Therefore, no Insider may “tip” or provide material nonpublic information concerning the Company to any person other than a director, officer or employee of the Company, unless for a valid business reason required as part of that Insider’s regular duties for the Company or as authorized by the Terex Legal Department. Outsiders include, but are not limited to, friends, family, analysts, actual or potential investors, actual or potential lenders, member of the press and public, and other persons who may seek information regarding the Company.
2.Trading in Other Company Securities. No Insider may, while in possession of material nonpublic information about any other public company gained in the course of employment or affiliation with the Company, trade (buy, sell, gift, donate, recommend, or otherwise transact) securities of the other public company nor shall they “tip” or disclose such information concerning that company to anyone. Other such companies include, but are not limited to, customers, vendors, suppliers, and parties involved in a potential merger, acquisition or other transaction.
3.Engaging in Short Sales. No Insider may engage in short sales of Terex securities. A short sale is the sale of a security that the seller does not own at the time of the trade. In addition to this Policy, Section 16(c) of the Exchange Act also prohibits Section 16 officers and directors of the Company from engaging in short sales.
4.Engaging in Derivative Transactions. No Insider may engage in transactions in puts, calls, publicly traded options or other derivative instruments that relate to or involve Company securities. Such transactions are, in effect, bets on short-term movements in the Company’s stock price and may create the appearance that the transaction is based on nonpublic information.
5.Hedging. No Insider may engage in hedging transactions involving Company securities, including forward sale or purchase contracts, equity swaps, collars or exchange funds. These transactions can result in unintended securities law violations and may give the appearance that you are betting against the Company’s performance.
6.Trading on Margin or Pledging. No Insider may hold Company securities in a margin account or pledge (or hypothecate) Company securities in any way including as collateral for a loan. This is because margin sales or foreclosure sales may occur at a time when the

Insider is aware of material nonpublic information or otherwise is not permitted to trade in Company securities.
Blackout and Pre-clearance Policies
To help prevent inadvertent violations of the securities laws and avoid even the appearance of illegal insider trading, Terex has adopted the following blackout periods and pre-clearance policies.
    Quarterly Blackout Periods: In addition to being subject to all of the other limitations in this Policy, for each period beginning on the 15th day of the third month of the fiscal quarter (March 15, June 15, September 15 and December 15), unless such day is a Saturday or Sunday, in which case such period begins on the previous Friday, and ending 24 hours after the release of Terex’s earnings for such fiscal quarter, the following Insiders are prohibited from trading in Terex securities to avoid the appearance of trading based on current financial information that may be available internally, but which has not yet been publicly disclosed:
•Directors of Terex;
•the Chief Executive Officer and President of Terex and each of his/her direct reports, the Chief Financial Officer of Terex and each of his/her direct reports, the Chief Accounting Officer of Terex and other executive officers of Terex (including, but not limited to the Presidents of each of Terex’s business segments); and
•all Terex Team Members involved in, or who have access to, the consolidation and preparation of Terex’s annual and quarterly financial statements and earnings releases.

Insiders not otherwise subject to the above blackout, but who are aware of such blackout, are encouraged to refrain from trading Terex securities during such blackout to avoid the appearance of improper trading.
Special Blackout Periods: From time to time, Terex may impose special blackout periods for certain Insiders when circumstances arise that justify doing so. If an Insider receives a notice from the General Counsel or another member of the Terex Legal Department informing such Insider of a special blackout period, such Insider may not trade in any related securities until the Insider has been notified that the blackout period has been lifted.
Pre-Clearance Requirements: Terex directors and certain executive officers of Terex who have been designated as “Section 16 Filers” are required to obtain pre-clearance from the General Counsel, or another member of the Terex Legal Department designated by the General Counsel, prior to trading (buying, selling, gifting, donating, recommending, or otherwise transacting) in Terex securities. Pre-clearance to trade will not constitute legal advice or advice regarding the investment aspects of any transaction, and the Terex Legal Department is in no way obligated to pre-clear any purchase or sale of Terex securities. Pre-clearance of a transaction is valid until the earlier to occur of (a) the expiration of a five (5) business day period, (b) the pre-cleared person becomes aware of material nonpublic information, or (c) commencement of a blackout period. If the transaction is not completed within such period, pre-clearance of the transaction must be re-requested.
Rule 10b5-1 Trading Plans
General Information. Under Rule 10b5-1 of the Exchange Act, an individual has an affirmative defense against an allegation of insider trading if they demonstrate that the purchase, sale or trade in question took place pursuant to a binding contract, specific instruction or written plan that was put into place before the individual became aware of material nonpublic information. Such contracts, irrevocable instructions and plans are commonly referred to as Rule 10b5-1 plans and must satisfy several conditions set forth in Rule 10b5-1. Rule 10b5-1 plans have the obvious advantage of protecting against insider trading liability. However, they also require advance commitments regarding the amounts, prices and timing of purchases or sales of Company securities and thus limit flexibility and discretion. In addition, once a Rule 10b5-1 plan has been adopted, it is generally not permissible to amend or modify such plan without complying with new conditions and timing limitations set forth in Rule 10b5-1. Accordingly, while some individuals may find Rule 10b5-1 plans attractive, they may not be suitable for all Insiders.
Specific Requirements.
1. Pre-Approval. For a Rule 10b5-1 plan to serve as an adequate defense against an allegation of insider trading, several legal requirements must be satisfied. Accordingly, any Insider wishing to establish, modify or terminate a Rule 10b5-1 plan must first receive approval from the General Counsel or other members of the Terex Legal Department designated by the General Counsel. Section 16 Filers wanting to establish a Rule 10b5-1 plan must also satisfy any relevant notification and certification requirements. All plans must be entered into in good faith.
2. Material Nonpublic Information and Blackouts. An Insider desiring to enter into a Rule 10b5-1 plan must enter into the plan at a time when the Insider is not aware of any material nonpublic information about the Company or otherwise subject to any trading blackout.
3. Limitations on Number of Rule 10b5-1 Plans. An Insider may not establish overlapping Rule 10b5-1 plans and must limit the use of single-trade plans (i.e., a plan covering a single trading event) to one during any consecutive 12-month period, in each case subject to the accommodations set forth in Rule 10b5-1.
4. Cooling-Off Periods. Section 16 Filers must observe a cooling-off period between the date a Rule 10b5-1 plan is adopted or modified and the date of the first transaction under the plan following such adoption or modification equal to the later of (i) 90 days or (ii) 2 business days following the disclosure in Forms 10-K or 10-Q of the Company’s financial results for the fiscal quarter in which the plan was adopted or modified (but not to exceed 120 days following plan adoption or modification). All other Insiders must observe a cooling-off period between the date a Rule 10b5-1 plan is adopted or modified and the date of the first transaction under the plan following such adoption or modification equal to at least 30 days.
Transactions Under Company Employee Plans
Trading does not include ongoing periodic purchases of Terex stock pursuant to an existing deduction election under a payroll deduction program (such as a 401(k) plan, employee stock purchase plan or deferred compensation plan), purchasing and holding Terex stock pursuant to a previously granted stock option, or withholding shares of Terex stock to satisfy tax withholding requirements. However, Insiders may not alter their instructions regarding the level of withholding or the purchase/allocation of Terex securities in such plans (such as a 401(k) plan, employee stock purchase plan or deferred compensation plan) while in the possession of material nonpublic information or during any blackout period applicable to such Insider. Any subsequent sale of securities acquired under such plans is subject to the prohibitions and restrictions of this Policy.
Post-Termination Transactions
This Policy continues to apply after an Insider’s employment or services with the Company terminates. In other words, if an Insider is aware of material nonpublic information when his or her employment or service relationship terminates, the Insider may not trade (buy, sell, gift, donate, recommend, or otherwise transact) Company securities until that information has become public or is no longer material.
No Exceptions or Circumvention
There are no exceptions to the prohibitions on trading set forth in this Policy. Personal financial emergency or hardship does not excuse any Insider from compliance with this Policy. There are no exceptions for comparatively small transactions. Attempting to accomplish indirectly what is directly prohibited in this Policy is also prohibited.
Transactions by Terex
If and when Terex engages in transactions involving Terex securities, it will do so in compliance with applicable securities laws.
ADDITIONAL INFORMATION
Potential Penalties and Disciplinary Sanctions
Violations of insider trading laws can have serious consequences and penalties, such as:
Civil and Criminal Penalties. Potential penalties for insider trading violations include imprisonment for up to 20 years, criminal fines of up to $5 million, and civil fines of up to three times any profits gained or losses avoided.
Controlling Person Liability. If a company fails to take appropriate steps to prevent illegal insider trading, the company may have liability as a “controlling person,” with civil penalties of up to the greater of $1 million; and three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to directors, officers and managers.
Company Sanctions. Compliance with the provisions of this Policy is necessary for Terex to maintain an ethical and compliant culture. Accordingly, any Insider who violates this Policy may be subject to disciplinary action by Terex, up to and including termination for cause, regardless of whether the Insider’s actions violated the law.
Personal Responsibility and Company Assistance
Insiders’ compliance with this Policy is of critical importance for both Insiders and Terex. Any Insider or person who has a question about this Policy or its application may email Insider.Trading@terex.com or contact a member or the Terex legal department.
If you become aware of anyone using material nonpublic information inappropriately or acting in an unauthorized manner under this Policy, please immediately report such to Insider.Trading@terex.com, a member of the Terex legal department, or through the Terex Helpline, a confidential resource available 24 hours a day, seven days a week.
Keep in mind that any transactions that an Insider may participate in may be reviewed after the fact, with the benefit of hindsight. Before engaging in any transaction, you should carefully consider how others, such as law enforcement, may view the transaction. The ultimate responsibility for adhering to this Policy and the applicable securities laws rests with each Insider.